SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 8, 2009 related to the financial statements for the period ended on June 30, 2009.

We address you pursuant to Sec. 62 of the Regulations of the Bolsa de Comercio de Buenos Aires in order to provide the following information:

	30/06/09	30/06/08
	Ps.(in thousands)	Ps.(in thousands)
1- RESULT FOR THE YEAR
Ordinary	124,616	22,948
Extraordinary	—	—
Income for the year	124,616	22,948

2- Net Worth Composition

Outstanding shares	471,539	501,532
Treasury shares	30,000	—

Total Subscribed Capital	501,539	501,532
Comprehensive outstanding capital adjustment	156,276	166,218
Comprehensive treasury capital adjustment	9,942	—
Premium on shares	879,218	879,188
Appraisal write-ups	—	—
Legal Reserve	16,792	15,645
Reserve for new Projects	85,543	158,744
Retained earnings	126,893	22,948
Transitory conversion difference	36,681	18,064
Total Net Worth	1,812,884	1,762,338

Pursuant to section o) of the Regulations aforementioned, we inform that as of the fiscal year ended on June 30, 2009, the capital stock of the Company is Ps. 501,538,610 whose share structure is divided into 501,538,610 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote.

The principal shareholder is Inversiones Financieras del Sur S.A. with 164,105,468 shares, which represent 32.7% of the issued and outstanding capital stock.-

Furthermore, we inform that as of June 30, 2008, 300,905,793 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represent 60.0% of the issued and outstanding capital stock. In addition as of June 30, 2009 30,000,000 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote, were treasury shares, representatives of 5.98% of the outstanding capital of the Company.

On March 2008, the Company issued 180 million common shares of $1 par value each, which additionally grants a warrant to purchase additional common shares. For each subscribed share, each shareholder received without any additional cost 1 warrant which gives the shareholder, upon exercised the option to acquire 0.33333333 new shares for a total amount of U$S 1.68. Therefore 180 million warrants were granted giving the shareholders the option to purchase 60 million common shares for the aforementioned acquisition price. The warrants are due May 22, 2015. The warrants are listed in the Bolsa de Comercio de Buenos Aires under the symbol “CREW2” and in Nasdaq under the symbol “CREW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase to 560,774,768. If holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A. would increase up to 26,718,529 common shares, representative of 34.0%., for a total interest of 190,823,997 common shares.

Below are the main results for the year:

•

As from October 1, 2008, Cresud presents its results in consolidated form with those of IRSA Inversiones y Representaciones S.A., in which we held a 55.64% interest as of June 30, 2009. IRSA’s revenue and cost line items correspond to the nine-month period between October 1, 2008 and June 30, 2009. IRSA’s prior results are recorded under the item Gain from related companies

•

Net income increased from Ps.22.9 million in fiscal year 2008 to Ps.124.6 million in fiscal 2009. This performance is attributable to the impact of IRSA’s results on Cresud’s balance sheet and to the consolidated gain from the acquisition and holding in the portfolio of Cresud and its subsidiaries of US$ 102.7 million in nominal value of Notes issued by IRSA and Alto Palermo in 2007. These factors have more than compensated the adverse effects of the global crisis and extreme weather conditions for agriculture prevailing in Argentina on Cresud’s agriculture and livestock business.

•

The operating income of Ps.215.4 million comprises a Ps.277.4 million gain from the consolidation of IRSA’s segments, and a Ps.62.0 million loss from Cresud’s agriculture and livestock segments in fiscal year 2009 compared to a Ps.43.6 million gain in the previous year. This is due to adverse weather conditions that lead to lower yields and margins in agricultural products together with the drop in prices resulting from the slowdown in world economy during this year. In addition, there was a decrease in the sales of farms compared to the previous year, reflecting a reduction of Ps.21.1 million in revenues in our income statement

•

We continued with the development of our Los Pozos farm in Salta, where we have increased our land for livestock production from 33,000 hectares in fiscal year 2008 to 43,000 hectares in fiscal 2009. Hosting 55,000 heads of cattle, Los Pozos represents a unique livestock production farm in terms of size and efficiency. During this year, the surface area devoted to crops at Los Pozos increased from 1,500 hectares to 4,400 hectares.

•

BrasilAgro: during this year, our interest in BrasilAgro rose to 19.14%; this company in expansion increased its sown surface area by 52%, to 33,504 hectares of its total portfolio of 165,373 hectares distributed among 8 farms. BrasilAgro’s substantial liquidity of R$ 264.4 million enables it to take any new opportunities that may arise in terms of development of own hectares or acquisitions in the Brazilian agricultural sector. For this purpose, it has surveyed over 2.5 million hectares.

•

Regional expansion: We have purchased 12,166 hectares in Bolivia for agricultural production. These hectares are in production and allow double harvesting during the year. In the case of Paraguay, we have launched an agricultural, livestock and forestry project through a company that owns 41,931 hectares and a purchase option for another 100,000 hectares. This project will be developed in several stages, and we believe that it has a high potential for land development and appreciation.

•

During fiscal year 2009, we implemented a repurchase plan for 30 million shares as a result of the evident distortion in the price of Cresud’s share compared to the quality of its assets. The result of this decision has been successful, as we have repurchased 5.98% of outstanding capital stock at an average price of US$ 7.18 per ADR.

•

Regarding the operations of our controlled company IRSA, operating losses were reduced in the consumer finance segment compared to those recorded for the first quarters of the fiscal year. The other segments still present good cash flow generation and results. During this year, IRSA has incorporated to its portfolio, through its subsidiary Alto Palermo, its 11th shopping center, the largest in the city of Buenos Aires. It has also completed construction and made available for rental a new office building, and has sold non-strategic office properties for lease at prices that reflect the value appreciation potential of its commercial real estate portfolio.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 8, 2009.